Exhibit 1

BACKING
AUSTRALIA

PILLAR 3 REPORT JUNE 2016

INCORPORATING
THE REQUIREMENTS
OF APS330

Westpac GROUP

EST. 1817

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

Pillar 3 report Table of contents

Structure of Pillar 3 report

Executive summary	3
Introduction	5
Group structure	6
Capital overview	8
Leverage ratio	11
Credit risk exposures	12
Securitisation	16
Appendix
Appendix I – APS330 Quantitative requirements	19
Disclosure regarding forward-looking statements	20

In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise).

In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars.

Any discrepancies between totals and sums of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect APRA’s implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report.  All references in this report to websites are inactive textual references and are for information only.

Westpac Group June 2016 Pillar 3 Report | 2

Pillar 3 report Executive summary

Westpac’s common equity Tier 1 (CET1) capital ratio was 10.1% at 30 June 2016, down 40 basis points from 31 March 2016. Consistent with the normal seasonal trend, capital generated through earnings for the quarter was more than offset by the determination of the 2016 interim dividend net of the dividend reinvestment plan (DRP) and growth in risk weighted assets (RWA).

The CET1 capital ratio of 10.1% is above Westpac’s preferred range as the Group has raised capital ahead of changes in the calculation of RWA for Australian residential mortgages that came into effect after 30 June 2016. Allowing for these changes the CET1 capital ratio would be approximately 110 basis points lower if they had been in force at 30 June 2016.

	30 June 2016	31 March 2016	30 June 2015
The Westpac Group at Level 2
Risk weighted assets (RWA) $m	367,324	363,248	351,370
Common equity Tier 1 capital ratio %	10.1	10.5	9.0
Additional Tier 1 capital %	1.8	1.6	1.6
Tier 1 capital ratio %	11.9	12.1	10.6
Tier 2 capital %	2.1	1.9	1.8
Total regulatory capital ratio %	14.0	14.0	12.4
APRA leverage ratio %	4.9	5.0	NA

There was a $4.1 billion (or 1.1%) growth in RWA for the June quarter due to a $6.2 billion rise in credit RWA partially offset by a $2.1 billion reduction in non-credit RWA.

•                  Credit risk RWA increased $6.2 billion (or 2.0%) over the June quarter due to:

-                  Currency movements increased RWA by $2.7 billion mainly due to the A$ depreciating against the NZ$;

-                  Modelling changes increased credit RWA by $1.5 billion. These included updates to risk parameters for corporate exposures ($1.0 billion increase) and reclassification of certain credit card exposures to the business and the small business categories ($0.5 billion net increase);

-                  Growth in the portfolio added $1.1 billion;

-                  Changes in credit quality, and the ongoing impact of changes in the reporting of mortgages in hardship, increased RWA by $1.1 billion; and

-                  Reduction in mark-to-market related credit risk of $0.2 billion.

•                  Non-credit RWA decreased $2.1 billion (or 4.3%) primarily due to:

-                  Interest rate risk in the banking book (IRRBB) RWA decreased $2.3 billion due to a higher embedded gain from lower market interest rates;

-                  Market risk RWA decreased $0.8 billion from lower interest rate and credit spread risk exposure in the trading book.

-                  Partially offset by a $0.4 billion increase in operational risk RWA, and other RWA impacts of $0.6 billion.

Risk weighted assets
$m	30 June 2016	31 March 2016	30 June 2015
Credit risk	319,279	313,048	304,580
Market risk	8,235	9,024	7,695
Operational risk	32,713	32,329	30,569
Interest rate risk in the banking book	2,359	4,678	4,485
Other	4,739	4,169	4,041
Total	367,324	363,248	351,370

Determination of the 2016 interim dividend reduced the CET1 ratio by 85 basis points this quarter, while the 10.1% participation rate in the DRP generated 8 basis points ($0.3 billion) of capital, a net impact of 77 basis points.

Exposure at Default

Over the quarter, exposure at default (EAD) increased $11.5 billion (up 1.2%), the majority of which was due to growth in residential mortgages of $10.7 billion.

Westpac Group June 2016 Pillar 3 Report | 3

Pillar 3 report Executive summary

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to leverage exposure. At 30 June 2016, Westpac’s APRA leverage ratio was 4.9%, down 10 basis points since 31 March 2016. The decrease was primarily due to growth in exposures over the quarter and a $0.2 billion reduction in Tier 1 capital due principally to the determination of the 2016 interim dividend partially offset by Additional Tier 1 capital raised from the issue of Westpac Capital Notes 4.

APRA has yet to prescribe any minimum leverage ratio requirements.

Westpac Group June 2016 Pillar 3 Report | 4

Pillar 3 report Introduction

Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by the Australian Prudential Regulation Authority (APRA). APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly.

This report describes Westpac’s risk management practices1 and presents the prudential assessment of Westpac’s capital adequacy as at 30 June 2016.

In addition to this report, the regulatory disclosures section of the Westpac website2 contains the reporting requirements for:

•                Capital instruments under Attachment B of APS330; and

•               The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

Capital instruments disclosures are updated when:

•                A new capital instrument is issued that will form part of regulatory capital; or

•                A capital instrument is redeemed, converted into CET1, written off, or its terms and conditions are changed.

1  Westpac also takes risk in subsidiaries that are outside the scope of the Level 2 regulatory consolidation of the Westpac Group and this risk is not described in this report.

2  http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Westpac Group June 2016 Pillar 3 Report | 5

Pillar 3 report Group structure

Westpac seeks to ensure that it is adequately capitalised at all times. APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels:

•                  Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy;

•                  Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and

•                  Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2.

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.

Accounting consolidation3

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

•                  insurance;

•                  acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;

•                  non-financial (commercial) operations; or

•             special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital.

1      APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.

2      Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.

3      Refer to Note 1 of Westpac’s 2015 Annual Financial Report for further details.

Westpac Group June 2016 Pillar 3 Report | 6

Pillar 3 report Group structure

Westpac New Zealand Limited

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity1, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand. WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. For the purposes of determining Westpac’s capital adequacy, Westpac New Zealand Limited is consolidated at Level 2.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Minimum capital (‘thin capitalisation’) rules

Tax legislation in most jurisdictions in which the Group operates (including Australia, New Zealand and the United Kingdom) prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules.

Tax costs associated with repatriation

Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities2. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk.

Prudential regulation of subsidiary entities

Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2.

1      Other subsidiary banking entities in the Group include Westpac Bank-PNG-Limited and Westpac Europe Limited.

2      For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

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Pillar 3 report Capital overview

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•                  the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

•                  consideration of both economic and regulatory capital requirements;

•                  a process that challenges the capital measures, coverage and requirements which incorporates amongst other things, the impact of adverse economic scenarios; and

•                  consideration of the perspectives of external stakeholders including rating agencies, equity investors and debt investors.

Westpac’s preferred capital range

Westpac’s preferred range for its common equity Tier 1 (CET1) capital ratio is 8.75% - 9.25%. The CET1 preferred range takes into consideration:

•                  Current regulatory minimums;

•                  The capital conservation buffer (CCB) (including Westpac’s Domestic - Systemically Important Bank   (D-SIB) surcharge), which came into effect on 1 January 2016;

•                  Any countercyclical buffer requirements, which came into effect on 1 January 2016;

•                  Stress testing to calibrate an appropriate buffer against a downturn; and

•                  Quarterly volatility of capital ratios under Basel III due to the half yearly cycle of ordinary dividend payments.

The CCB applicable to Westpac as at 30 June 2016 totals 3.5% and includes a base requirement of 2.5% and Westpac’s D-SIB surcharge of 1%. Should the CET1 capital ratio fall within the CCB (currently between 4.5% and 8.0%) restrictions on distributions apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and Additional Tier 1 capital distributions.

The preferred capital range is not currently impacted by the countercyclical buffer requirement, which also came into effect on 1 January 2016, as it is currently set to zero for Australia and New Zealand1.

Westpac’s capital adequacy ratios

	30 June	31 March	30 June
%	2016	2016	2015
The Westpac Group at Level 2
Common equity Tier 1 capital ratio	10.1	10.5	9.0
Additional Tier 1 capital	1.8	1.6	1.5
Tier 1 capital ratio	11.9	12.1	10.5
Tier 2 capital	2.1	1.9	1.9
Total regulatory capital ratio	14.0	14.0	12.4

The Westpac Group at Level 1
Common equity Tier 1 capital ratio	10.3	10.8	9.1
Additional Tier 1 capital	2.0	1.8	1.7
Tier 1 capital ratio	12.3	12.6	10.8
Tier 2 capital	2.4	2.2	2.1
Total regulatory capital ratio	14.7	14.8	12.9

Westpac New Zealand Limited’s capital adequacy ratios

	30 June	31 March	30 June
%	2016	2016	2015
Westpac New Zealand Limited
Common equity Tier 1 capital ratio	11.2	10.8	11.8
Additional Tier 1 capital	-	-	-
Tier 1 capital ratio	11.2	10.8	11.8
Tier 2 capital	2.1	2.3	-
Total regulatory capital ratio	13.3	13.1	11.8

1      The countercyclical buffer has been activated in other jurisdictions where Westpac has exposure. Westpac’s countercyclical buffer requirement resulting from these exposures is less than 1 basis point at 30 June 2016.

Westpac Group June 2016 Pillar 3 Report | 8

Pillar 3 report Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements1 for each risk type included in the regulatory assessment of Westpac’s capital adequacy. Westpac’s approach to managing risks, and more detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

30 June 2016	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	85,213	1,247	86,460	6,917
Business lending	32,285	1,138	33,423	2,674
Sovereign	1,368	1,088	2,456	197
Bank	6,747	44	6,791	543
Residential mortgages	80,678	4,183	84,861	6,789
Australian credit cards	6,242	-	6,242	499
Other retail	14,159	1,115	15,274	1,222
Small business	12,006	-	12,006	961
Specialised lending	57,850	345	58,195	4,656
Securitisation	4,063	-	4,063	325
Mark-to-market related credit risk[3]	-	9,508	9,508	761
Total	300,611	18,668	319,279	25,542
Market risk			8,235	659
Operational risk			32,713	2,617
Interest rate risk in the banking book			2,359	189
Other assets[4]			4,739	379
Total			367,324	29,386

31 March 2016	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	83,706	1,257	84,963	6,797
Business lending	31,082	1,131	32,213	2,577
Sovereign	1,434	998	2,432	195
Bank	7,884	72	7,956	636
Residential mortgages	77,804	3,994	81,798	6,544
Australian credit cards	6,617	-	6,617	529
Other retail	13,893	1,119	15,012	1,201
Small business	11,150	-	11,150	892
Specialised lending	56,443	352	56,795	4,544
Securitisation	4,424	-	4,424	354
Mark-to-market related credit risk[3]	-	9,688	9,688	775
Total	294,437	18,611	313,048	25,044
Market risk			9,024	722
Operational risk			32,329	2,586
Interest rate risk in the banking book			4,678	374
Other assets[4]			4,169	334
Total			363,248	29,060

1      Total capital required is expressed as 8% of total risk weighted assets.

2      Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

3      Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

4      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

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Pillar 3 report Capital overview

30 June 2015	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	76,948	4,882	81,830	6,546
Business lending	31,899	1,307	33,206	2,656
Sovereign	1,649	1,193	2,842	227
Bank	8,354	165	8,519	681
Residential mortgages	73,551	3,434	76,985	6,159
Australian credit cards	6,457	-	6,457	517
Other retail	12,969	4,713	17,682	1,415
Small business	7,846	-	7,846	628
Specialised lending	55,269	353	55,622	4,450
Securitisation	4,137	-	4,137	331
Mark-to-market related credit risk[3]	-	9,454	9,454	756
Total	279,079	25,501	304,580	24,366
Market risk			7,695	616
Operational risk			30,569	2,446
Interest rate risk in the banking book			4,485	359
Other assets[4]			4,041	324
Total			351,370	28,111

1      Total capital required is expressed as 8% of total risk weighted assets.

2      Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

3      Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

4      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

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Pillar 3 report Leverage ratio disclosure

Summary leverage ratio disclosure

The following table summarises Westpac’s leverage ratio at 30 June 2016. This has been determined using APRA’s definition of the leverage ratio as specified in Attachment D of APS110: Capital Adequacy.

$ billion	30 June 2016	31 March 2016	31 December 2015	30 September 2015
Tier 1 Capital	43.8	44.0	43.4	40.8
Total Exposures[1]	889.0	877.8	878.2	856.4
Leverage ratio %	4.9	5.0	4.9	4.8

1  As defined under APS330 Attachment E leverage ratio disclosure requirements. This definition of exposure is different to Exposure at Default used elsewhere in this report.

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Pillar 3 report Credit risk exposures

Summary credit risk disclosure

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2016	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	137,149	85,213	1,021	520	992	476	(3)
Business lending	48,318	32,285	670	401	352	213	62
Sovereign	69,952	1,368	2	2	-	-	-
Bank	21,490	6,747	21	8	44	14	-
Residential mortgages	510,435	80,678	972	806	206	78	53
Australian credit cards	20,169	6,242	343	284	92	53	226
Other retail	18,808	14,159	600	470	250	135	268
Small business	28,537	12,006	360	202	127	51	51
Specialised Lending	67,671	57,850	916	618	345	156	25
Securitisation	23,135	4,063	-	-	-	-	-
Standardised[2]	15,311	18,668	-	-	26	17	1
Total	960,975	319,279	4,905	3,311	2,434	1,193	683

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 March 2016	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 6 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	136,867	83,706	991	478	1,036	468	(4)
Business lending	46,793	31,082	659	371	403	220	50
Sovereign	69,013	1,434	2	2	-	-	-
Bank	25,486	7,884	22	9	43	14	-
Residential mortgages	499,688	77,804	940	788	199	78	40
Australian credit cards	21,178	6,617	367	302	95	57	147
Other retail	18,401	13,893	601	472	255	137	145
Small business[3]	27,447	11,150	339	195	120	58	32
Specialised Lending	66,011	56,443	902	602	306	137	15
Securitisation	23,713	4,424	-	-	3	-	-
Standardised[2,4]	14,830	18,611	-	-	27	16	-
Total	949,427	313,048	4,823	3,219	2,487	1,185	425

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2015	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	131,595	76,948	780	513	444	190	65
Business lending	48,037	31,899	708	399	420	207	105
Sovereign	63,811	1,649	2	2	-	-	-
Bank	29,471	8,354	15	10	5	7	-
Residential mortgages	474,938	73,551	912	772	236	85	63
Australian credit cards	20,910	6,457	328	261	99	66	213
Other retail	15,254	12,969	526	424	166	107	162
Small business	19,627	7,846	228	132	100	49	48
Specialised Lending	63,994	55,269	1,035	626	463	196	61
Securitisation	23,240	4,137	-	-	3	-	-
Standardised[2]	21,857	25,501	-	-	109	58	53
Total	912,734	304,580	4,534	3,139	2,045	965	770

1       Includes regulatory expected losses for defaulted and non-defaulted exposures.

2       Includes mark-to-market related credit risk.

3       Following a review of segmentation criteria, some exposures have been reclassified into the small business asset class from business lending, specialised lending and residential mortgages asset classes.

4       Impaired loans and actual losses for the 6 months ended 31 March 2016 for the Lloyds portfolio have been included in the relevant Basel asset classes.

Westpac Group June 2016 Pillar 3 Report | 12

Pillar 3 report

Credit risk exposures

Exposure at Default by major type

30 June 2016	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	62,905	60,903	13,341	137,149	137,008
Business lending	36,178	12,140	-	48,318	47,556
Sovereign	63,043	1,943	4,966	69,952	69,483
Bank	12,749	1,709	7,032	21,490	23,488
Residential mortgages	433,099	77,336	-	510,435	505,062
Australian credit cards	10,177	9,992	-	20,169	20,674
Other retail	15,099	3,709	-	18,808	18,605
Small business	22,515	6,022	-	28,537	27,992
Specialised lending	51,579	14,695	1,397	67,671	66,841
Securitisation[2]	18,858	4,162	115	23,135	23,424
Standardised	12,372	1,442	1,497	15,311	15,071
Total	738,574	194,053	28,348	960,975	955,204

31 March 2016	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	6 months ended[3]
Corporate	62,406	62,493	11,968	136,867	138,170
Business lending	34,915	11,878	-	46,793	47,128
Sovereign	62,602	1,934	4,477	69,013	68,847
Bank	13,661	1,539	10,286	25,486	26,564
Residential mortgages	423,467	76,221	-	499,688	494,330
Australian credit cards	10,467	10,711	-	21,178	21,087
Other retail	14,808	3,593	-	18,401	16,492
Small business	21,725	5,722	-	27,447	23,922
Specialised lending	50,067	14,709	1,235	66,011	65,161
Securitisation[2]	18,550	5,048	115	23,713	23,582
Standardised	11,915	1,343	1,572	14,830	19,637
Total	724,583	195,191	29,653	949,427	944,920

30 June 2015	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	57,741	61,064	12,790	131,595	133,075
Business lending	36,843	11,194	-	48,037	48,277
Sovereign	59,205	2,161	2,445	63,811	58,386
Bank	15,554	1,885	12,032	29,471	28,670
Residential mortgages	400,213	74,725	-	474,938	473,217
Australian credit cards	10,325	10,585	-	20,910	20,819
Other retail	11,465	3,789	-	15,254	14,817
Small business	15,216	4,411	-	19,627	19,486
Specialised lending	49,201	13,869	924	63,994	62,894
Securitisation[2]	16,588	6,560	92	23,240	23,559
Standardised	18,567	1,541	1,749	21,857	21,372
Total	690,918	191,784	30,032	912,734	904,572

[1]	Average is based on exposures as at 30 June 2016 and 31 March 2016.
[2]	The EAD associated with securitisations is for the banking book only.
[3]	Average is based on exposures as at 31 March 2016, 31 December 2015, and 30 September 2015.
[4]	Average is based on exposures as at 30 June 2015 and 31 March 2015.

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Pillar 3 report

Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

A GRCL adjustment is made for the amount of GRCL that Westpac reports for regulatory purposes under APS220 in addition to provisions reported by Westpac under AAS. For capital adequacy purposes the GRCL adjustment is deducted from CET1. Eligible GRCL is included in Tier 2 capital.1

30 June 2016	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	968	225	1,193	NA	1,193
for defaulted but not impaired loans	NA	145	145	NA	145
General Reserve for Credit Loss	NA	2,406	2,406	225	2,631
Total provisions for impairment charges	968	2,776	3,744	225	3,969

31 March 2016	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment[1]	Provisions
Specific Provisions
for impaired loans	952	233	1,185	NA	1,185
for defaulted but not impaired loans	NA	133	133	NA	133
General Reserve for Credit Loss	NA	2,351	2,351	208	2,559
Total provisions for impairment charges	952	2,717	3,669	208	3,877

30 June 2015	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	732	233	965	NA	965
for defaulted but not impaired loans	NA	124	124	NA	124
General Reserve for Credit Loss	NA	2,369	2,369	107	2,476
Total provisions for impairment charges	732	2,726	3,458	107	3,565

1     During 1H16 the general reserve for credit losses (GRCL) adjustment increased following changes to factors used in its calculation. However these changes in and of themselves did not affect the calculation of regulatory expected loss and so had no net impact on the overall level of common equity Tier 1 capital.

Westpac Group June 2016 Pillar 3 Report | 14

Pillar 3 report

Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures 90 days past due not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac’s asset classes.

	Items		Specific	Specific	Actual
30 June 2016	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	29	992	476	48%	(3)
Business lending	252	352	213	61%	62
Sovereign	-	-	-	-	-
Bank	-	44	14	32%	-
Residential mortgages	2,487	206	78	38%	53
Australian credit cards	-	92	53	58%	226
Other retail	-	250	135	54%	268
Small business	141	127	51	40%	51
Specialised lending	97	345	156	45%	25
Securitisation	-	-	-	-	-
Standardised	11	26	17	65%	1
Total	3,017	2,434	1,193	49%	683

	Items		Specific	Specific	Actual
31 March 2016	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	6 months ended
Corporate	69	1,036	468	45%	(4)
Business lending	275	403	220	55%	50
Sovereign	-	-	-	-	-
Bank	-	43	14	33%	-
Residential mortgages	2,130	199	78	39%	40
Australian credit cards	-	95	57	60%	147
Other retail	-	255	137	54%	145
Small business	91	120	58	48%	32
Specialised lending	94	306	137	45%	15
Securitisation	-	3	-	-	-
Standardised	10	27	16	59%	-
Total	2,669	2,487	1,185	48%	425

	Items		Specific	Specific	Actual
30 June 2015	past 90 days	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	81	444	190	43%	65
Business lending	288	420	207	49%	105
Sovereign	-	-	-	-	-
Bank	37	5	7	140%	-
Residential mortgages	1,789	236	85	36%	63
Australian credit cards	-	99	66	67%	213
Other retail	-	166	107	64%	162
Small business	109	100	49	49%	48
Specialised lending	113	463	196	42%	61
Securitisation	-	3	-	-	-
Standardised	20	109	58	53%	53
Total	2,437	2,045	965	47%	770

Westpac Group June 2016 Pillar 3 Report | 15

Pillar 3 report
Securitisation

Banking book summary of securitisation activity by asset type

For the 3 months ended
30 June 2016	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	7,601	-
Credit cards	-	-
Auto and equipment finance	1,320	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	8,921	-

For the 6 months ended
31 March 2016	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	7,498	-
Credit cards	-	-
Auto and equipment finance	194	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	7,692	-

For the 3 months ended
30 June 2015	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	8,217	-
Credit cards	-	-
Auto and equipment finance	-	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	8,217	-

Westpac Group June 2016 Pillar 3 Report | 16

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 June 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	6,726	-	6,726
Liquidity facilities	153	-	1,264	1,417
Funding facilities	11,955	-	2,811	14,766
Underwriting facilities	-	-	111	111
Lending facilities	-	-	115	115
Warehouse facilities	-	-	-	-
Total	12,108	6,726	4,301	23,135

31 March 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,000	-	7,000
Liquidity facilities	67	-	1,484	1,551
Funding facilities	11,447	-	3,474	14,921
Underwriting facilities	8	-	118	126
Lending facilities	-	-	115	115
Warehouse facilities	-	-	-	-
Total	11,522	7,000	5,191	23,713

30 June 2015	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,580	-	7,580
Liquidity facilities	-	-	1,495	1,495
Funding facilities	8,876	-	5,129	14,005
Underwriting facilities	11	-	58	68
Lending facilities	-	-	92	92
Warehouse facilities	-	-	-	-
Total	8,887	7,580	6,774	23,240

Westpac Group June 2016 Pillar 3 Report | 17

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type1

30 June 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	16	5	-	21
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	97	97
Other derivatives	-	-	75	75
Total	16	5	172	193

31 March 2016	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	17	2	-	19
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	81	81
Other derivatives	-	-	73	73
Total	17	2	154	173

30 June 2015	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	22	200	-	222
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	41	41
Other derivatives	-	-	84	84
Total	22	200	125	347

1     EAD associated with trading book securitisation is not included in EAD by major type on page 13. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac Group June 2016 Pillar 3 Report | 18

Pillar 3 report Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page

General Requirements
Paragraph 47		Summary leverage ratio	11

Attachment C
Table 3:	(a) to (e)[1]	Capital requirements	9
Capital Adequacy	(f)	Westpac’s capital adequacy ratios	8
		Capital adequacy ratios of major subsidiary banks	8

Table 4:	(a)	Exposure at Default by major type	13
Credit Risk - general disclosures	(b)	Impaired and past due loans	15
	(c)	General reserve for credit loss	14

Table 5:	(a)	Banking Book summary of securitisation activity by asset type	16
Securitisation exposures	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	17
		Trading Book summary of on and off-balance sheet securitisation by exposure type	18

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

	$30 June 2016	31 March 2016	30 June 2015
USD	0.7426	0.7652	0.7686
GBP	0.5539	0.5336	0.4887
NZD	1.0480	1.1092	1.1285
EUR	0.6693	0.6763	0.6876

1  Equity risk exposures are not risk weighted at level 2.

Westpac Group June 2016 Pillar 3 Report | 19

Pillar 3 report
Disclosures regarding forward-looking statements

This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

•	regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions;

•

the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•	market volatility, including uncertain conditions in funding, equity and asset markets;

•	adverse asset, credit or capital market conditions;

•	the conduct, behaviour or practices of Westpac or its staff;

•	changes to Westpac’s credit ratings;

•	levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

•	market liquidity and investor confidence;

•

changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

•	the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•	information security breaches, including cyberattacks;

•	reliability and security of Westpac’s technology and risks associated with changes to technology systems;

•	the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

•	the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

•	the incidence or severity of Westpac insured events;

•	the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

•	internal and external events which may adversely impact Westpac’s reputation;

•	changes to the value of Westpac’s intangible assets;

•	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

•	the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and

•	various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in Westpac’s 2016 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.

Westpac Group June 2016 Pillar 3 Report | 20